UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Perma-Fix Environmental Services, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

714157203

(CUSIP Number)

Vinita K. Paul

Vice President, General Counsel, and Secretary

Heartland Advisors, Inc.

789 N. Water Street

Milwaukee, Wisconsin 53202

(414) 347-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

_______________________________

August 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 714157203
1.	NAME OF REPORTING PERSON Heartland Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,247,833 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,419,439 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,419,439 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14.	TYPE OF REPORTING PERSON IA

CUSIP NO. 714157203
1.	NAME OF REPORTING PERSON William J. Nasgovitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,247,833 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,419,439 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,419,439 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14.	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed on July 27, 2016 (the “Original Schedule 13D”) as amended by Amendment No. 1 filed on July 25, 2017 (the Original Schedule 13D, as so amended, the “Amended Schedule 13D”), and is being filed jointly on behalf of Heartland Advisors, Inc., a Wisconsin corporation (“Heartland”), and William J. Nasgovitz, an individual (each a “Reporting Person,” and together, the “Reporting Persons”), relating to the common stock, $0.001 par value per share (the “Common Stock), of Perma-Fix Environmental Services, Inc., a Delaware corporation (the “Company”).  The purpose of this Amendment No. 2 to Schedule 13D is to report a change in the share ownership as a result of Heartland’s transactions in the Common Stock on behalf of its clients.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 2 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D.

All disclosure for items contained in the Amended Schedule 13D where no new information is provided for such item in this Amendment No. 2 to Schedule 13D is incorporated herein by this reference.

Item 3.

Source and Amount of Funds or Other Consideration

Heartland has beneficially owned shares of Common Stock on behalf of Client Accounts for a number of years.  As of September 5, 2017, Heartland had acquired an aggregate of 1,419,439 shares of the Company’s Common Stock.  All shares of Common Stock held by Heartland on behalf of the Client Accounts were purchased with funds provided by the Client Accounts.

Item 5.

Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 11,713,928 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 8, 2017, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2017.

As of September 5, 2017, as investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 1,419,439 shares, or approximately 12.1%, of the Company’s Common Stock.  The clients of Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by Heartland included in this Schedule 13D.  The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns greater than 5% of the Common Stock of the Company.  Any remaining shares of Common Stock disclosed in this filing as owned by Heartland and Mr. Nasgovitz are owned by various other Client Accounts managed by Heartland on a discretionary basis.  To the best of Heartland’s knowledge, as of September 5, 2017, none of the other Client Accounts owns more than 5% of the shares of the Company’s Common Stock outstanding.

Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 1,247,833 shares and shared dispositive power with respect to 1,419,439 shares of Common Stock.  Mr. Nasgovitz, as a control person of Heartland, may be deemed to have shared voting power with respect to 1,247,833shares of the Company’s Common Stock and shared dispositive power with respect to 1,419,439 shares and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Heartland.  Mr. Nasgovitz specifically disclaims beneficial ownership of such shares.

A description of any transactions in the Common Stock by Heartland on behalf of its clients during the past sixty (60) days from the date hereof is set forth on Annex 2 attached hereto and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2017

HEARTLAND ADVISORS, INC.

By:    /s/ Vinita K. Paul
Name: Vinita K. Paul
Title:   Vice President, Chief Compliance Officer, General Counsel and Secretary

WILLIAM J. NASGOVITZ

By:    /s/ Vinita K. Paul
Name: Vinita K. Paul
Title:   Attorney in Fact for William J. Nasgovitz (Pursuant to Power of Attorney Previously Filed)

ANNEX 1
DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS
HEARTLAND ADVISORS, INC.

The name and present principal occupation or employment of each director and executive officer of Heartland Advisors, Inc. are set forth below.  The business address of each person is 789 North Water Street, Milwaukee, WI 53202.  All of the persons listed below are U.S. citizens.  To the best of the Reporting Persons’ knowledge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to any civil or administrative proceeding.

Name	Principal Occupation
William J. Nasgovitz	Director and Chairman
William R. Nasgovitz	Director and Chief Executive Officer
Bradford A. Evans	Director and Senior Vice President
Kevin D. Clark	Senior Vice President
Vinita K. Paul	Vice President, General Counsel, Chief Compliance Officer and Secretary
Nicole J. Best	Senior Vice President, Chief Financial Officer and Chief Administrative Officer
Matthew J. Miner	Vice President
Michael D. Kops	Vice President
Robert C. Sharpe	Vice President
Colin P. McWey	Vice President
Michael F. Jolin	Vice President
Andrew J. Fleming	Vice President
Eric J. Miller	Vice President

ANNEX 2
TRANSACTIONS

Trade Date	Reporting Person	Transaction Type[1]	Number of Shares	Price Per Share ($)
08/28/2017	Heartland	Sell	2,082.00	3.50
08/28/2017	Heartland	Sell	25,000.00	3.49
08/29/2017	Heartland	Sell	22,918.00	3.41
08/29/2017	Heartland	Sell	150.00	3.45
08/30/2017	Heartland	Sell	31,800.00	3.45
08/30/2017	Heartland	Sell	8,700.00	3.45
08/30/2017	Heartland	Sell	54,530.00	3.49
08/31/2017	Heartland	Sell	13,932.00	3.46
09/01/2017	Heartland	Sell	2,900.00	3.53
09/01/2017	Heartland	Sell	14,561.00	3.49
09/01/2017	Heartland	Sell	42,600.00	3.47
09/01/2017	Heartland	Sell	10,000.00	3.45
09/05/2017	Heartland	Sell	20,827.00	3.45

_______________________________

1  All trades were made in the open market.

INDEX TO EXHIBITS

Exhibit	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of the Original Schedule 13D)
2	Power of Attorney (incorporated by reference to Exhibit 2 of the Amendment No. 1 to Schedule 13D)